April 30, 2015

Via EDGAR

Karl Hiller
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE 100
Washington, DC 20549

Re:    Noble Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 19, 2015
File No. 001-07964

Dear Mr. Hiller:

On April 20, 2015 the Staff of the Securities and Exchange Commission (the Staff) issued a comment letter to Noble Energy, Inc. (the Company, we, or us) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2014.

The Staff’s comment and the Company’s response thereto is as follows:
Update on Core Area - Israel, page 5

1.
We note your disclosure indicating that further investments in the expansion of Tamar, as well as the initial development of the Leviathan project, will be driven by achievement of regulatory certainty in Israel. Please expand your disclosure to clarify whether it is reasonably possible that you will not receive approvals from the Antitrust Tribunal for the Leviathan project, or from the Israeli government for the Tamar expansion plan, and discuss these scenarios if the effects would be material. Please disclose the costs you have already incurred on these projects, specify the amounts expensed and capitalized, and indicate the additional costs you would incur under reasonably possible scenarios.

Response:

Due to the evolving situation in Israel, we agree that updated disclosure is appropriate and plan to incorporate the disclosure, below, into our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015. As noted in the disclosure, we believe that, given the strategic and economic importance of our discovered natural gas resources to Israel, the government of Israel will ultimately approve development of the resources.

“Update on Core Area - Israel
Noble Energy and its partners have been committed to providing natural gas to Israeli citizens for over a decade. We have delivered approximately 1.3 Tcf, gross, of natural gas to Israeli customers, including the government-owned Israel Electric Corporation (IEC), the largest supplier of electricity in the country.
Since obtaining our first exploration license in 1998, Noble Energy has been the first, and only, oil and natural gas company to successfully explore for significant amounts of hydrocarbons in Israel. We are also the first company to construct, operate and produce from a major development project offshore Israel. We have invested significant amounts of capital in exploration and development activities since 1998. Throughout this time, we have focused on partnering with our customers and the Israeli government to provide a reliable fuel source at reasonable prices to support affordable energy for the country’s citizens.
Since our initial discovery at Mari-B in 2000, we and our partners have continued to reinvest for long-term growth, leasing additional acreage and conducting exploration activities offshore Israel, in pursuit of additional resources to meet increasing demand from Israeli consumers and global markets. Our exploration efforts resulted in numerous natural gas discoveries over the past several years. The Tamar and Leviathan discoveries, in particular, are large scale, high quality reservoirs, of global significance, providing substantial additional resources for the government and citizens of Israel. We developed the Tamar field, with a discovery to production cycle time of approximately four years, which is exceptionally fast by historical industry standards for an offshore natural gas project of this magnitude and complexity.
The quantity of discovered resources at Tamar and Leviathan have positioned Israel to meet domestic needs for years to come and eventually become a significant natural gas exporter. Multiple regional markets are emerging and Israel’s domestic demand is predicted to continue to grow over the next decade. Eastern Mediterranean export projects would be well positioned to supply growing regional and global natural gas demand, which would provide benefits beyond satisfying domestic consumption of natural gas. In fact, we have been working with potential customers to supply natural gas through a regional pipeline system and/or LNG facilities. Government export royalties and tax revenues related to regional export sales would provide material financial benefit for Israel’s citizens.
In addition to our natural gas discoveries, the Levant Basin also has potential for large scale crude oil discoveries, which may exist at greater depths. We have conducted preliminary exploration activities and have been planning to complete our test of two deeper intervals.
We have been working with the Israeli government on plans to develop the Leviathan field and expand the currently-producing Tamar field. However, the regulatory environment in Israel has become increasingly challenging and uncertain. Laws, regulations and guidelines have been modified, sometimes with retroactive impacts, resulting in an unpredictable investment climate. Timing of approval for development plans has been delayed, and consequently our ability to make significant, long-term investment decisions has been stymied.
Since 2011, following the discovery of Leviathan, we have been engaged with the Israeli government, including the Antitrust Commissioner, to reach agreement on various antitrust matters resulting from our significant resource ownership status. During 2014, we and our partners reached an agreement with the Israeli government on the antitrust matters (Consent Decree), which included an agreement to divest two of our natural gas discoveries, Tanin and Karish.
Acting in good faith upon the Consent Decree, we engaged in discussions with potential purchasers of the Tanin and Karish discoveries. We believed that the Consent Decree matter had been resolved and had received assurances from the Antitrust Authority that approval was forthcoming.
However, on December 23, 2014, the Israeli Antitrust Commissioner (Commissioner) reversed a decision to submit the agreed Consent Decree to the Israeli Antitrust Tribunal for approval. Subsequently, we requested an oral hearing with the Antitrust Authority. The hearing took place on January 27, 2015, and we are awaiting final disposition.
Because stable fiscal and regulatory regimes are imperative to support ongoing investment and sanction of major development projects, we determined that the resolution of the following items, and greater certainty with respect to Israeli fiscal and regulatory matters, would be required prior to sanction of a Leviathan development project, the Tamar expansion or other future development projects:

•	Approval of final gas sale and purchase agreements with off-takers, to support financing arrangements;

•	Clear, economically viable tax rulings, including export tax rulings;

•	Export approval with reasonable export allocations;

•	Approvals of Plans of Development;

•	Acceptable resolution of Leviathan and other pending matters with the Israeli Antitrust Authority;

•	Timely permitting;

•	Prompt decisions regarding pipeline onshore landing sites;

•	Other relevant regulatory terms critical to offshore crude oil and natural gas exploration and production;

•	Stable fiscal and contract terms that allow for financial returns that are appropriate to support long-term investment by a global exploration and production company; and

•	Stability clauses and protection from changes in laws and regulations.
In response to this situation, in late 2014, the Prime Minister's office established an inter-ministerial working group, led by the head of the National Economic Council, for the purpose of addressing outstanding regulatory matters and developing a comprehensive regulatory framework to support further investment in natural gas development. We have been engaged with the Israeli government inter-ministerial working group in an attempt to resolve these matters.
During March 2015, general elections were held, and a new coalition government is under formation. Under this new governing coalition, leadership changes in certain of the government ministries could occur, which could impact the timing of decisions regarding natural gas development.

Although our development plans have been delayed as a result of recent government actions, described above, we believe that, given the quality of the natural gas resources and significant associated economic benefit to the citizens of Israel, which could total in the billions of dollars over the life of the fields, it is in the best interest of the Israeli government to ultimately support development, and, we continue to expect that our discoveries will be developed, upon satisfactory resolution of the above matters. Therefore, we believe the risk of loss of our investment is remote as the value of these assets could be realized through ultimate development and/or sale to third parties. In addition, we would pursue any and all remedies for any damages incurred.
As of March 31, 2015, our $2.1 billion investment in Israel includes: approximately $1.3 billion related to the currently-producing Tamar field; approximately $400 million related to the Leviathan natural gas discovery and suspended deep oil test; approximately $300 million related to the Tamar expansion project and previous discoveries which are awaiting sanction of development plans; and $76 million related to the Karish and Tanin discoveries, which are included in assets held for sale. We expect further capital expenditure to be minimized, pending resolution of regulatory matters."

In providing this response, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose

•	the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for providing us with the opportunity to respond to these comments. Should you have any questions or wish to discuss our responses further, please feel free to contact me, at (281) 872-3100.

Sincerely,
Date:	April 30, 2015	/s/ Kenneth M. Fisher
Kenneth M. Fisher
Executive Vice President and Chief Financial Officer